Exhibit 2.5

                                                                  Execution Copy



                    SHAREHOLDERS AGREEMENT dated as of January 31, 2003, among
               QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME, a Luxembourg corporation (the "Company"), COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV, a Brazilian corporation ("AmBev"), and BEVERAGE ASSOCIATES (BAC) CORP., a British Virgin Islands corporation ("BAC").

          WHEREAS AmBev and the Company are parties to a Share Exchange Agreement dated as of May 1, 2002 (the "Share Exchange Agreement"), pursuant to which AmBev has, on the date hereof, contributed to the Company or one of its subsidiaries all the shares of capital stock of the subsidiaries of AmBev which manufacture, market, sell or distribute beer in Argentina, Uruguay, Paraguay and Bolivia in exchange for the issuance by the Company to AmBev of 26,388,914 Class B shares, without par value ("Class B Shares"), of the Company;

          WHEREAS AmBev and BAC are parties to a Stock Purchase Agreement dated as of May 1, 2002 (the "Stock Purchase Agreement"), pursuant to which AmBev has, on the date hereof, purchased from BAC 230,920,000 Class A shares, without par value ("Class A Shares"), of the Company;

          WHEREAS AmBev and BAC have also agreed in the Stock Purchase Agreement to provide for the future exchange of the remaining 373,520,000 Class A Shares of the Company owned by BAC on the date of the Stock Purchase Agreement (the "Remaining Shares"), for shares of AmBev, upon the terms and subject to the conditions set forth therein;

          WHEREAS, the Company, AmBev, BAC and The Bank of New York have entered into an escrow agreement (the "Escrow Agreement") dated as of the date hereof pursuant to which The Bank of New York (i) agrees to hold the Equalization Shares (as defined in the Escrow Agreement) in escrow until the occurrence of certain events described therein, and (ii) is required to vote the Equalization Shares deposited with The Bank of New York only upon the instruction of both BAC and AmBev;

          WHEREAS to secure BAC's obligation to deliver the Remaining Shares to AmBev, BAC, AmBev and the Company have entered into a Share Pledge Agreement dated as of the date hereof (the "Share Pledge Agreement") under Luxembourg law pursuant to which BAC has pledged the Remaining Shares to AmBev; and

          WHEREAS the parties hereto desire to provide for certain rights and restrictions with respect to the governance and management of the Company and certain restrictions upon the direct or indirect sale, assignment, transfer, pledge or other disposition of the Remaining Shares.

          Accordingly, the parties hereby agree as follows:


                                    ARTICLE I

                                   Definitions

          SECTION 1.01. Definitions. (a) For purposes of this Agreement, the following terms shall have the following meanings:

          "Articles" means the Co-ordinated Articles of Incorporation, as amended through August 8, 2001, of the Company.

          "BAC Shares" means any shares of BAC.

          "Family Member" means any Member and any affiliate (as defined in the Stock Purchase Agreement) thereof.

          "Lien" means any mortgage, lien, pledge, security or other interest, charge, covenant, option, claim, restriction or encumbrance of any kind or nature whatsoever.

          "Member" means the ultimate beneficial owners of the shares of BAC on the date of the Stock Purchase Agreement.

          "Permitted Transfer" means (a) in the case of the Remaining Shares, any Transfer to AmBev and (b) in the case of BAC Shares, Transfers to AmBev, any Member or Family Member.

          "Requisite Percentage" means (a) in the case of AmBev, 40% or more of the Voting Interest and (b) in the case of BAC, 40% or more of the Voting Interest, provided that (i) if BAC's percentage share of the Voting Interest is reduced to less than 50% as a result of the Transfer of Remaining Shares to AmBev, then BAC shall be deemed not to have the Requisite Percentage and (ii) for purposes of determining whether BAC owns the Requisite Percentage, BAC shall be deemed to own, without duplication, all Remaining Shares held by the Escrow Agent from time to time under the Escrow Agreement and all Remaining Shares pledged to AmBev under the Share Pledge Agreement.

          "Rights" means, in respect of any security, any right, warrant, option or other security which, directly or indirectly, represents the right to purchase or acquire, or is convertible into or exercisable or exchangeable for, or otherwise represents an interest in, such security.

          "Shareholders" means AmBev and BAC, collectively.

          "Shares" means the Remaining Shares and the BAC Shares, collectively.

          "Transfer", as to any Shares means to sell, or in any other way transfer, assign, pledge, distribute, encumber or otherwise dispose of, or permit any Lien to exist on such Shares or any Rights in respect of such Shares, either voluntarily or involuntarily and with or without consideration.

          "Voting Interest" means the aggregate number of votes entitled to be cast at any meeting of shareholders of the Company by all the Voting Shares of the Company owned by the Shareholders. For the purposes of determining BAC's percentage of the Voting Interest, BAC shall be deemed to own, without duplication, all Remaining Shares held by the Escrow Agent from time to time under the Escrow Agreement and all Remaining Shares pledged to AmBev under the Share Pledge Agreement.

          "Voting Shares" means the Class A Shares, the Class B Shares and any other shares of the Company having a right to vote at any meeting of shareholders.

          (b) Terms used herein and not otherwise defined have the meanings assigned thereto in the Stock Purchase Agreement.


                                   ARTICLE II

                       Restrictions Relating to the Shares

          SECTION 2.01. No Transfer of Remaining Shares. BAC shall not, and shall not permit the Members or any affiliate thereof to, directly or indirectly, Transfer, or permit the Transfer of, the Remaining Shares or any BAC Shares or any Rights in respect of the Remaining Shares or the BAC Shares, except for Permitted Transfers (it being understood that a Transfer of BAC Shares to Permitted Transferees will not be deemed to be an indirect Transfer of

Remaining Shares).

          SECTION 2.02. Legends on Share Certificates. Except as otherwise provided in the Escrow Agreement or the Share Pledge Agreement, BAC shall be the registered holder of the Remaining Shares and the shareholders of BAC shall hold all BAC Shares in certificated form or book-entry form. Each certificate representing, or the share registry in respect of, the Remaining Shares or BAC Shares, and any certificate issued, or any entry in the share registry made, upon any Permitted Transfer (other than to AmBev), shall bear the following legend:

          "THE SHARES REPRESENTED BY THIS CERTIFICATE (OR BY THIS REGISTRATION, AS THE CASE MAY BE) ARE SUBJECT TO RESTRICTIONS ON TRANSFER IN ACCORDANCE WITH THE TERMS OF A SHAREHOLDERS' AGREEMENT DATED AS OF January 31, 2003, AS THE SAME MAY BE AMENDED OR MODIFIED FROM TIME TO TIME, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE ISSUER OF THESE SHARES. NO REGISTRATION OF TRANSFER OF SUCH SHARES WILL BE MADE ON THE BOOKS OF THE ISSUER UNLESS SUCH RESTRICTIONS ARE COMPLIED WITH."

          SECTION 2.03. Stop Transfer. (a) BAC shall not register the Transfer of any BAC Shares, unless the transfer is permitted by Section 2.01.

          (b) The Company and BAC agree that any purported Transfer of Remaining Shares or BAC Shares not permitted by Section 2.01 shall be deemed null and void and shall not be given effect or recognition by the Company or BAC.

          SECTION 2.04. No Acquisition of Company Shares. Except as provided in
Article III, (i) BAC will not directly or indirectly, purchase or otherwise acquire, after the date hereof, any Class A Shares or Class B Shares, (ii) BAC will not permit any Family Member to, directly or indirectly, purchase or otherwise acquire, after the date hereof, more than 500,000 Class A Shares or more than 500,000 Class B Shares and (iii) BAC will not, and will not permit any Family Member to, directly or indirectly, purchase or otherwise acquire any other shares of capital stock of the Company (or any interest in, or Rights in respect of, any Class A Shares or Class B Shares (other than those permitted to be acquired pursuant to clause (ii)) or any other shares) except by way of share dividends or distributions on the Remaining Shares or as a result of a Permitted Transfer.

          SECTION 2.05. Transfer of Shares Owned by AmBev. Until the Second Stage Closing Date, (i) AmBev shall not, and shall not permit any of its affiliates to, directly or indirectly Transfer or permit the Transfer (to any person other than an affiliate of AmBev) of, any of the Class A Shares and Class B Shares held by AmBev (including, without limitation the Class B Shares issued pursuant to the Share Exchange Agreement) as of the date of this Agreement, or
(ii) create, assume or suffer to exist any Lien on any of the Class A Shares owned by AmBev as of the date of this Agreement. Until the Second Stage Closing Date, each certificate representing, or the share registry in respect of such Class A Shares and any certificate issued or any entry in the share registry made upon any Transfer of any such Class A Shares to an affiliate of AmBev shall bear the following legend:

          "THE SHARES REPRESENTED BY THIS CERTIFICATE (OR BY THIS REGISTRATION, AS THE CASE MAY BE) ARE SUBJECT TO RESTRICTIONS ON TRANSFER IN ACCORDANCE WITH A SHAREHOLDERS AGREEMENT DATED AS OF January 31, 2003, AS THE SAME MAY BE AMENDED OR MODIFIED FROM TIME TO TIME, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE ISSUER OF THESE SHARES. NO REGISTRATION OF TRANSFER OF SUCH SHARES AND NO PLEDGE, LIEN OR ENCUMBRANCE THEREON WILL BE MADE OR RECORDED ON THE BOOKS OF THE ISSUER OR IN ANY REGISTRY UNLESS SUCH RESTRICTIONS ARE COMPLIED WITH.


                                   ARTICLE III

                          Preferential Purchase Rights

          SECTION 3.01. AmBev's Preemptive Rights. (a) Until AmBev shall have acquired, after the date hereof, an aggregate of 12 million Class B Shares (as adjusted as provided in Section 3.04), whether under Sections 3.01 or 3.02, in addition to the Class B Shares acquired by AmBev on the date hereof and the Remaining Shares to be acquired by AmBev pursuant to the Exchange, the Company shall not issue, sell or exchange, or agree to issue, sell or exchange, any Class B Shares or Rights in respect of Class B Shares unless the Company shall have first offered to sell such Class B Shares or Rights to AmBev, at a price and on such other material terms and conditions as shall have been specified by the Company to AmBev in a written notice. Any such notice shall constitute an irrevocable offer to sell to AmBev such Class B Shares or Rights, which offer shall remain open for a period of 30 days from the date it is delivered to AmBev. If AmBev shall not notify the Company of its acceptance of the Company's offer and agreement to purchase all the Class B Shares or Rights offered by the Company, the Company may, within the 90 days following the expiration of the 30-day period mentioned above (or, in the case of a public offering of such Class B Shares in any jurisdiction or any other sale which requires regulatory approval in any jurisdiction, within 10 days following the first date on which such Class B Shares may lawfully be sold), sell any or all the Class B Shares or Rights not accepted by AmBev to any other person, but only on terms and conditions (including price) in all material respects no more favorable to the purchasers and no less favorable to the Company than those set forth in the notice to AmBev. Any Class B Shares or Rights not so purchased by AmBev or any other person may not be sold or otherwise disposed of until they are again offered to AmBev in accordance with the provisions of this Section 3.01(a).

          (b) In addition to AmBev's rights under Section 3.01(a), if the Company at any time proposes to effect a capital increase through the issue of shares or Rights of any class or series, AmBev will have the right to subscribe for its "proportionate percentage" of such shares or Rights. For purposes of the preceding sentence, AmBev's "proportionate percentage" shall be the proportion (expressed as a percentage) of the total economic interest in the Company represented by the shares of the Company owned by AmBev (on a fully diluted basis) immediately prior to such issuance.

          (c) This Section 3.01 and Section 3.05 shall not apply to (i) any issuance of Class B Shares to employees of the Company or any subsidiary of the Company pursuant to employee benefit plans or arrangements approved by the Board of Directors (and shareholders, if required) of the Company (including upon exercise of stock options or any purchase of Class B Shares pursuant to the terms of any such plan or arrangement), (ii) any issuance of Class B Shares in connection with the conversion of Class A Shares to Class B Shares, and (iii) any issuance of Class B Shares in connection with any bona fide merger, acquisition or similar transaction approved by the Board of Directors and shareholders of the Company.

          SECTION 3.02. Third Party Shares. The Company will not, directly or indirectly, purchase any shares of capital stock of the Company (or any Rights in respect of any such shares) or, except pursuant to the exercise of the call option under the letter agreement dated January 13, 2003 among the Company, BAC and AmBev (the

"Heineken Letter Agreement"), any shares (or any Rights in respect of any such shares) of QIB (collectively, "Third Party Shares") until the earlier of (a) the second anniversary of the date of this Agreement or (b) the date on which AmBev shall have acquired an aggregate of 12 million Class B Shares (as adjusted as provided in Section 3.04), whether under Sections 3.01 or 3.02, in addition to the Class A Shares acquired by AmBev on the date hereof and the Remaining Shares to be acquired by AmBev pursuant to the Exchange. If, after the second anniversary of the date of this Agreement, AmBev has not yet acquired an additional 12 million Class B Shares (as adjusted as provided in Section 3.04), the Company may acquire Third Party Shares provided it first offers AmBev the opportunity to acquire such Third Party Shares, to the extent of the difference between 12 million and the additional Class B Shares previously acquired by AmBev. If AmBev declines the opportunity to purchase such Third Party Shares, the Company may acquire them, but only on terms and conditions (including price) no less favorable to the sellers and no more favorable to the Company than those offered to AmBev. Any Third Party Shares not acquired by AmBev or the Company may not subsequently be acquired by the Company unless AmBev is first offered the opportunity to acquire them to the extent required by, and in accordance with, the provisions of this Section 3.02.

          SECTION 3.03. No Further Purchases by AmBev. Other than the Remaining Shares, AmBev shall not acquire any additional Class A Shares or any interest therein. After AmBev has acquired an additional 12 million Class B Shares (as adjusted as provided in Section 3.04), AmBev shall not purchase or otherwise acquire any Third Party Shares. As among the parties to this Agreement, only the Company may thereafter purchase or otherwise acquire any Third Party Shares.

          SECTION 3.04. Adjustments Upon Changes in Capitalization. For purposes of Sections 3.01, 3.02 and 3.03, the 12 million Class B Shares to be purchased by AmBev shall be appropriately adjusted to give effect to any share dividend, split-up, subdivision or combination of shares or any recapitalization, reclassification, reorganization, consolidation, merger or similar transaction involving the Company.

          SECTION 3.05. BAC's Preemptive Rights. After AmBev has acquired 12 million Class B Shares (adjusted as provided in Section 3.04) as provided in Sections 3.01 and 3.02 and subject to Section 3.01(c), if the Company at any time proposes to effect a capital increase through the issue of shares or Rights of any class or series other than in connection with any exercise by the Company of the call option set forth in paragraph 6 of the Heineken Letter Agreement, BAC will have the right to subscribe for its "proportionate percentage" of such shares or Rights. For purposes of the preceding sentence, BAC's "proportionate percentage" shall be the proportion (expressed as a percentage) of the total economic interest in the Company represented by the shares of the Company owned by BAC (on a fully diluted basis) immediately prior to such issuance and any shares held under the Escrow Agreement.


                                   ARTICLE IV

                    Governance and Management of the Company

          SECTION 4.01. Number of Directors. The number of directors constituting the board of directors of the Company (the "Company Board") and the boards of directors of the subsidiaries of the Company (a "Subsidiary Board" and together with the Company Board, the "Boards" and each, a "Board") shall be fixed from time to time by each Board or the shareholders at a general meeting, as applicable, in accordance with their respective charter documents or By-laws or the applicable law, provided that so long as AmBev and BAC each have the Requisite Percentage the number of directors constituting the Company Board shall be an even number (initially 10).

          SECTION 4.02. Nomination of Directors. The composition of each Board shall be determined in accordance with the following provisions:

          (a) For so long as AmBev and BAC each have the Requisite Percentage, each of AmBev and BAC shall have the right to nominate 50% of the directors (and their respective alternates) constituting the Company Board and, in the case of each Subsidiary Board, 50% of the number of directors (and their respective alternates) that BAC is entitled to nominate under such subsidiary's charter documents or by-laws, any existing shareholders agreement or applicable law;

          (b) If either AmBev or BAC has less than the Requisite Percentage, then each of AmBev and BAC shall have the right to nominate a number of directors proportionate to their percentage share of the Voting Interest, determined by multiplying their percentage share of the Voting Interest by the number of directors constituting the entire Board (or, in the case of any Subsidiary Board, the number of directors BAC is entitled to nominate) and rounding upward or downward to the nearest whole number. In the circumstances contemplated in this clause
(b), the number of directors constituting each entire Board shall be fixed at such number, subject to the limitations contained in the charter documents or by-laws of the Company or the applicable subsidiary, as will result in AmBev's and BAC's representation on each Board being as close to proportional as possible; and

          (c) Notwithstanding the foregoing, upon the occurrence of the Second Stage Closing Date, all rights of BAC to nominate directors shall terminate immediately, the directors nominated by BAC shall resign effective upon the Second Stage Closing Date and, as promptly as practicable thereafter, including by means of calling a shareholders' meeting, each Board shall be reconstituted to include only directors nominated or approved by AmBev, subject to the rights of any other shareholders under any subsidiary's charter or By-laws or any existing shareholders agreement to nominate directors.

          SECTION 4.03. Election of Directors. At each annual or extraordinary general meeting of shareholders called for the purpose, among other things, of electing directors of the Company or its subsidiaries, as the case may be, the Shareholders shall vote all of their shares of the Company owned by them or their affiliates in favor of the election to each Board of the nominees of AmBev and BAC nominated in accordance with Section 4.02 and against the election of persons nominated in opposition to such nominees.

          SECTION 4.04. Committees. Any committee of each Board shall be comprised of directors nominated by AmBev and BAC in, as nearly as practicable, the same proportion as the representation of the nominees of AmBev and BAC on each entire Board.

          SECTION 4.05. Removal; Vacancies. Each director shall serve until his or her death, disability, resignation or removal. Subject to applicable law, a director may only be removed by a vote of the Shareholders at a general meeting following a recommendation to that effect by the Shareholder who nominated the director, and each Shareholder agrees to vote at the general meeting all the Shares owned by it in favor of such removal or suspension. If a vacancy occurs because of the death, disability, resignation or removal of a director, the Shareholder who nominated the director shall nominate, and each Board shall elect, a successor to serve until the next general meeting of shareholders.

          SECTION 4.06.  Meetings of Directors.

          (a) Regular Meetings. Unless otherwise decided by a majority of the entire Company Board, the Company Board shall hold regular meetings monthly at such times as may be from time to time fixed by resolution of the Company Board, and no notice (other than the resolution) need be given as to regularly scheduled meeting. Special meetings of the Company Board may be called and held at any time upon the call of either Co-Chairmen of the Board or at least two members of the entire Company Board, by notice to each director at least three business days before the meeting. Reasonable efforts shall be made to ensure that each director actually receives timely notice of any such special meeting. An annual meeting of the Company Board shall be held without notice immediately following the annual general meeting of the Company.

          (b) Telephonic Meetings. Any or all of the directors may participate in a meeting of any Board by means of telephone, videoconference or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting by such means shall constitute presence in person at such meeting.

          (c) Written Consents. Any action required or permitted to be taken at a meeting of any Board may be taken by unanimous written consent of all the directors to the extent permitted by Luxembourg law.

          (d) Quorum and Approval Requirements. So long as each Board is composed of directors nominated in accordance with Section 4.02(a), the presence in person or by proxy of at least a majority of the directors constituting the entire Board, including at least three AmBev Directors and three BAC Directors, shall be necessary to constitute a quorum for the transaction of business by each Board and the affirmative vote of a majority of the directors shall be required for any action of each Board, except for those actions which, pursuant to Section 5.01, when applicable, require the affirmative vote of the AmBev Directors and the BAC Directors. So long as the Board is composed of directors nominated in accordance with Section 4.02(b), the presence in person or by electronic means of at least a majority of the directors constituting the entire Board, including at least two AmBev Directors and two BAC Directors, shall be necessary to constitute a quorum for the transaction of business by each Board and the affirmative vote of a majority of the directors shall be required for any action of each Board except for those actions which, pursuant to Section 5.02, Section 5.03 or Section 5.04, when applicable, require the affirmative vote of the AmBev Directors or the BAC Directors, as the case may be.

          (e) Election of Co-Chairmen. For so long as AmBev and BAC each have the Requisite Percentage, each of AmBev and BAC shall have the right to elect a Co-Chairman of the Company Board. For so long as AmBev and BAC each have the Requisite Percentage, AmBev and BAC shall jointly appoint a Chairman of each Subsidiary Board.

          SECTION 4.07. Compensation of Directors. The Company may continue the Board compensation policy adopted by resolution dated March 1993. All directors will share equally in any compensation paid to directors in their capacity as such.

          SECTION 4.08. Replacement of CEO. Each of the AmBev Directors and the BAC Directors shall have the right to cause the Board to replace the Company's chief executive officer in the event of "significant under performance" versus the agreed upon operating targets over a period of two consecutive fiscal years. For each fiscal year, the Board and the chief executive officer will agree upon a set of operating targets for such fiscal year and the weight to be assigned to each target. "Significant under performance" means a weighted grade of less than 70% over each of two consecutive fiscal years (reasonably adjusted to reflect any materially adverse effect on the business of the Company and its subsidiaries arising as a result of general economic conditions, political or governmental or regulatory actions, changes or developments in monetary policy (including currency devaluations) or inflation in Argentina or any of the other jurisdictions in which the Company and its subsidiaries conduct business or any merger, material acquisition or divestiture or other extraordinary corporate transaction).

          SECTION 4.09. Articles and By-laws. The Company and each Shareholder shall take or cause to be taken all lawful action necessary to ensure at all times that the Articles of the Company or the charter documents or By-laws of its subsidiaries (subject to the existing rights of shareholders of each subsidiary) are not at any time inconsistent with, and to the greatest extent possible under the applicable laws give effect to, the provisions of this Agreement, it being understood that in the event of any conflict between this Agreement and the Articles, charter documents or By-laws, the Articles, charter documents or By-laws, as applicable, shall control.

          SECTION 4.10. Springing Proxy. BAC agrees that in the event that it is not present in person or by proxy at a duly called meeting of the shareholders of the Company, it shall be deemed to have granted to AmBev who is so present at such meeting a proxy to vote all of its shares in AmBev's discretion in accordance with the provisions of the Shareholders Agreement. BAC agrees to execute separate proxies, powers of attorney or other instruments conforming to the requirements of Luxembourg law to evidence and give effect to the foregoing proxy.

          SECTION 4.11. Exercise of Company's Rights. (a) If the Company or any of its subsidiaries has asserted any rights, claims or defenses under any of its agreements or under applicable law against AmBev or any of its affiliates or if the BAC Directors determine that the Company could reasonably be expected to have any unasserted rights, claims or defenses under any of its agreements or under applicable law against AmBev or any of its affiliates, any decision of the Board with regard to such rights, claims or defenses or with regard to any proceeding at which such rights, claims or defenses are asserted, shall be determined solely by the BAC Directors on behalf of the Company and its subsidiaries.

          (b) If the Company or any of its subsidiaries has asserted any rights, claims or defenses under any of its agreements or under applicable law against BAC or any of its affiliates or if the AmBev Directors determine that the Company could reasonably be expected to have any unasserted rights, claims or defenses under any of its agreements or under applicable law against BAC or any of its affiliates, any decision of the Board with regard to such rights, claims or defenses or with regard to any proceeding at which such rights, claims or defenses are asserted, shall be determined solely by the AmBev Directors on behalf of the Company and its subsidiaries.

          SECTION 4.12. Appointment of Officers. (a) The Chief Executive Officer of the Company shall nominate and the Company Board shall have the right to approve the appointment of the executive officers of the Company and the general manager (or other chief officer) of each operating subsidiary of the Company.

          (b) The chief executive officer of the Company shall have the right to appoint all officers of each subsidiary of the Company (other than the general manager (or other chief officer) of each operating subsidiary) without the approval of the Company Board or the applicable Subsidiary Board.

                                    ARTICLE V

                              Protective Provisions

          SECTION 5.01. First Threshold Protective Provisions. For so long as each of AmBev and BAC owns the Requisite Percentage, the Company shall not, and shall not permit any of its subsidiaries to, take, and neither the Company Board nor any committee of the Company Board nor any Subsidiary Board shall approve, any of the actions specified on Schedule I without the affirmative written consent or vote of a majority of the AmBev Directors and a majority of the BAC Directors, in the case of action by the Company Board or any Subsidiary Board, and the affirmative vote of AmBev and BAC, in the case of any action taken at a meeting of shareholders.

          SECTION 5.02. Second Threshold Protective Provisions. In the event that either AmBev or BAC owns less than the Requisite Percentage but more than 30% of the Voting Interest, the Company shall not, and shall not permit any of its subsidiaries to, take, and neither the Company Board nor any committee of the Company Board nor any Subsidiary Board shall approve, any of the actions specified on Schedule II, without the affirmative written consent or vote of the AmBev Directors or the BAC Directors, as the case may be, in the case of action by the Company Board or any Subsidiary Board, and the affirmative vote of AmBev or BAC, as the case may be, in the case of any action taken at a meeting of shareholders. The provisions of this Section 5.02 shall terminate immediately upon the First Stage Closing Date.

          SECTION 5.03. Third Threshold Protective Provisions. In the event that either AmBev or BAC owns less than 30% of the Voting Interest but at least 15% of the Voting Interest, the Company shall not, and shall not permit any of its subsidiaries to, take, and neither the Company Board nor any committee thereof nor any Subsidiary Board shall approve, any of the actions specified on Schedule III without the affirmative written consent or vote of the AmBev Directors or the BAC Directors, as the case may be, in the case of action by the Company Board or any Subsidiary Board, and the affirmative vote of AmBev or BAC, as the case may be, in the case of any action taken at a meeting of shareholders. The provisions of this Section 5.03 shall terminate immediately upon the Second Stage Closing Date.

          SECTION 5.04. Other Protective Provisions. In addition, so long as either AmBev or BAC owns one-third or more of the Voting Interest, the affirmative vote of AmBev or BAC, as the case may be, shall be required to approve any capital increase of the Company.


                                   ARTICLE VI

                         Representations and Warranties

          SECTION 6.01. Representations and Warranties of the Parties. Each party hereby represents and warrants to each other party as follows:

          (a) Execution and Delivery; Enforceability. This Agreement has been duly and validly executed and delivered by such party and constitutes the legal, valid and binding obligation of such party, enforceable against it in accordance with its terms.

          (b) No Conflicts. The execution and delivery by such party of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the shares of the Company or BAC owned by such party under, any provision of
(i) any note, bond, mortgage, indenture, deed of trust, license, lease, contract, commitment, agreement or arrangement binding upon such party or any of its properties or assets or (ii) any applicable laws or any judgments, orders or decrees of any court or governmental agency or body.

          (c) Legal Proceedings. There are no judgments, orders or decrees of any kind against such party that are unpaid or unsatisfied, nor is there any legal action, suit or other legal or administrative proceeding pending, threatened or reasonably anticipated that could be filed against such party, that would adversely affect the ability of such party to perform its obligations under this Agreement.

          (d) Bankruptcy or Insolvency. Such party has not filed or commenced, or suffered or submitted to the filing or commencement of, any bankruptcy or insolvency proceeding under applicable law.

          SECTION 6.02. Representations and Warranties of BAC. BAC represents and warrants to AmBev that, as of the date of this Agreement:

          (a) Subject to the Escrow Agreement and the Share Pledge Agreement, BAC owns directly, and has good and valid title to, all the Remaining Shares, free and clear of all Liens.

          (b) None of the Members or any Family Members owns, directly or indirectly, any shares of the Company other than the Remaining Shares owned by BAC and no more than 3,000,000 Class A Shares and 2,000,000 Class B Shares.


                                   ARTICLE VII

                              Additional Covenants

          SECTION 7.01. Information Rights. Each director shall be entitled to receive as promptly as practicable after such information is available (i) quarterly consolidated unaudited financial statements and reports of the Company, (ii) consolidated annual audited financial statements and reports of the Company, and (iii) such other information relating to the business, affairs, prospects or condition (financial or otherwise) of the Company as is available to the Company that such director may reasonably request.

          SECTION 7.02. Restrictions on BAC's Activities. BAC covenants and agrees: (a) not to engage in any other business or activity other than the ownership and disposition of the Remaining Shares in accordance with this Agreement, the Stock Purchase Agreement, the Escrow Agreement, the Share Pledge Agreement and any activities reasonably incidental thereto and the ownership and disposition of the shares of QIB acquired by BAC pursuant to the Heineken Letter Agreement in accordance with the terms thereof and any activities reasonably incidental thereto; (b) not to create, incur or permit to exist any Debt or other monetary liability to third parties other than the Members and their permitted transferees or any Lien upon any of the Remaining Shares except for Liens for the benefit of AmBev; and (c) not to liquidate or dissolve, or merge into or consolidate with, or sell or otherwise Transfer all or substantially all of its assets to, any other person.

          SECTION 7.03. Non-Petition Covenant. BAC covenants and agrees that it will not institute any bankruptcy, reorganization, arrangement, insolvency or liquidation proceeding, or other proceeding under any bankruptcy, insolvency or similar law.

          SECTION 7.04. Investment Opportunities. (a)Subject to Section 7.04(d), during the period from the Initial Closing through the tenth anniversary of the date of this Agreement, AmBev will not, and will not permit any of its subsidiaries (other than the Company and its subsidiaries) to, acquire, directly or indirectly, any equity or other ownership interest in, or any substantial assets of, any business involving the manufacture, marketing, sale or distribution of beverages in Argentina, Paraguay, Uruguay, or Bolivia, other than through the Company or one or more of its subsidiaries.

          (b) Subject to Section 7.04(d), during the period from the Initial Closing until the Second Stage Closing Date, AmBev will not, and will not permit any of its subsidiaries to, acquire, directly or indirectly, any equity or other ownership interest in, or any substantial assets of, any beverage or beverage-related business involving the manufacture, marketing, sale or distribution of beverages in Peru or Chile without first offering to the Company and its subsidiaries the opportunity to make such acquisition. If an acquisition opportunity in Peru or Chile should arise, AmBev and BAC will (i) cause to be called, within 30 days of a request therefor by either BAC or AmBev, a meeting of the Company Board to consider the opportunity, (ii) cause to be presented at such meeting a complete description of the acquisition opportunity, including, without limitation, the price proposed to be paid and all other material terms and conditions thereof, (iii) cause management of the Company to present at such meeting its recommendation as to whether the Company and its subsidiaries should pursue the acquisition and, if so, how the acquisition should be financed by the Company and its subsidiaries, and (iv) if the Company's management recommends that the Company pursue the acquisition and that the acquisition should be financed, in whole or in part, through the issuance of the Company's capital stock, cause an investment banking firm of recognized international standing selected by the chief executive officer of the Company and approved by the Company Board, (x) to determine the fair value of the Company and its subsidiaries, as a whole and, based thereon, the cash price per Class B share that should be paid by a person unaffiliated with the Company in connection with a purchase of such shares from the Company; provided that, if the investment banking firm specifies a range for such per share price, the per share price determined by such banker shall be deemed to be the midpoint in the range specified by the investment banking firm (the "Fair Per Share Price") and (y) to present to the Company Board at such meeting a written report of its conclusions. If any AmBev Director votes against pursuit of such an acquisition opportunity by the Company and its subsidiaries, then, subject to Section 7.04(c), AmBev and its subsidiaries (other than the Company and its subsidiaries) shall not thereafter pursue the opportunity or make the proposed acquisition. If the Company Board determines not to pursue the acquisition opportunity but no AmBev Director votes against pursuit thereof, then AmBev and its subsidiaries will have the right, for a period of 12 months from the date on which the Board determines not to pursue the acquisition opportunity, to negotiate and consummate such acquisition on terms no more favorable to AmBev and its subsidiaries than those offered to the Company. If AmBev fails to consummate such acquisition during such 12-month period, the provisions of this
Section 7.04 shall again apply to any other acquisition opportunity subject hereto.

          (c) If the Company determines to pursue an acquisition of any capital stock or assets of any business involving the manufacture, marketing, sale or distribution of beverages in Peru, AmBev shall either (i) contribute to the Company cash equal to 50% of the aggregate cash consideration agreed to be paid by the Company for such stock or assets in exchange for the number of Class B shares of the Company determined as set forth below or (ii) pay 50% of the cash consideration agreed to be paid by the Company directly to the person or persons from whom such stock or assets are being acquired in exchange for a 50% ownership interest in such stock or assets. If AmBev elects to make the contribution contemplated by clause (i) above, AmBev shall be entitled to receive the number of Class B shares determined by dividing the aggregate cash contribution required to be made by AmBev by the Fair Per Share Price. If AmBev elects to pay the consideration contemplated by clause (ii) above, AmBev and the Company shall enter into a shareholders agreement with respect to the acquired company or acquisition vehicle containing corporate governance provisions substantially identical to Articles IV and V of this Agreement.

          (d) Notwithstanding the other provisions of this Section 7.04, (i) AmBev and its subsidiaries will not be required to offer to the Company and its subsidiaries an opportunity to acquire, and will not be prohibited from acquiring, directly or indirectly, any equity or other ownership interest in, or any substantial assets of, any person if the primary business of such person is not the manufacture, marketing, sale or distribution of beverages in Argentina, Paraguay, Uruguay, Bolivia, Peru or Chile, and

(ii) the other provisions of this Section 7.04 shall not apply to any acquisition by AmBev of shares of QIB pursuant to the Heineken Letter Agreement or any acquisition by the Company of any shares of QIB pursuant to its call option under the Heineken Letter Agreement.

          (e) Nothing in this Section 7.04 shall be deemed to require any AmBev Director or AmBev to approve any such acquisition.

          SECTION 7.05. Restrictions on BAC's Activities in the United States and the United Kingdom. BAC will not maintain any properties or assets (including bank accounts) in the United States or the United Kingdom or otherwise conduct any activity in the United States or the United Kingdom that would subject BAC to the jurisdiction of any bankruptcy or insolvency laws or proceedings in the United States or the United Kingdom.


          SECTION 7.06. Further Assurances. From time to time, as and when requested by any party, each party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such other party may reasonably deem necessary or desirable to further assure or give effect to the provisions of this Agreement.


                                  ARTICLE VIII

                               General Provisions

          SECTION 8.01. Survival; Termination. The representations and warranties in this Agreement and in any certificate delivered pursuant hereto shall survive the execution and delivery of this Agreement. This Agreement shall terminate upon the earlier of (i) the consummation of the Second Stage Exchange (as defined in the Stock Purchase Agreement) and (ii) the expiration of 20 years from the date of this Agreement (or if applicable, the maximum period permitted under applicable law).

          SECTION 8.02. Specific Performance. The Shareholders hereto agree that the obligations imposed on them in this Agreement are special, unique and of an extraordinary character, and that in the event of breach by any Shareholder damages would not be an adequate remedy, and each of the other Shareholders shall be entitled to specific performance and injunctive and other equitable relief to the extent permitted by applicable law in addition to any damages or any other remedy to which it may be entitled, at law or in equity. The Shareholders further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

          SECTION 8.03. Assignment. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any party (including by operation of law in connection with a merger or consolidation of such party) without the prior written consent of the other parties hereto. Any attempted assignment in violation of this Section 8.03 shall be void.

          SECTION 8.04. No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

          SECTION 8.05. Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by fax or sent, postage prepaid, by registered, certified or express mail or overnight courier service and shall be deemed given when so delivered by hand or fax, or if mailed, three days after mailing (one business day in the case of express mail or overnight courier service), as follows:

         (i)   if to the Company,

               Teniente General Peron 667
               Buenos Aires, Argentina, 1038

               Attention:  Chief Executive Officer

         with a copy to:

               Davis Polk & Wardwell
               450 Lexington Avenue
               New York, New York 10017

               Attention: Diane Kerr;

         (ii)  if to AmBev,

               Companhia de Bebidas das Americas - AmBev
               Rua Dr. Renato Paes de Barros, n(0)1.017, 3(0)
               andar cjs. 31 e 32
               04530-000 Sao Paulo, SP
               Brazil

               Attention:  Felipe Dutra

          with a copy to:

               Cravath, Swaine & Moore
               Worldwide Plaza
               825 Eighth Avenue
               New York, New York  10019

               Attention:  David Mercado; and

        (iii)  if to BAC,

               Societe International de Finance
               Lowenstrasse
               Zurich, Switzerland 19 CH-8001

               Attention: Giovanni Pasqualotti

         with a copy to:

               Paul Weiss Rifkind Wharton & Garrison LLP
               Alder Castle
               10 Noble Street
               London EC2V 7JU
               United Kingdom

               Attention: Mark Bergman

         with a copy to:

               Davis Polk & Wardwell
               450 Lexington Avenue
               New York, New York, 10017

               Attention: Diane Kerr.

          SECTION 8.06. Interpretation; Exhibits and Schedules; Certain Definitions. The headings contained in this Agreement, in any Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All Exhibits and

Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein, shall have the meaning as defined in this Agreement. When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.

          SECTION 8.07. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other parties. An executed counterpart of this Agreement delivered by fax shall be deemed to be an original and shall be as effective for all purposes as delivery of a manually executed counterpart.

          SECTION 8.08. Entire Agreement. This Agreement, together with the Escrow Agreement, the Stock Purchase Agreement and the other Operative Agreements contemplated therein, along with the Schedules and Exhibits thereto, contain the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter. None of the parties shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein or in such other Operative Agreements.

          SECTION 8.09. Severability. If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other persons or circumstances.

          SECTION 8.10. Arbitration. (a) Any and all differences, controversies and disputes of any nature whatsoever arising out of or relating to this Agreement, including without limitation any dispute relating to its validity, interpretation, performance or termination, shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by three arbitrators appointed in accordance with said Rules. The arbitration proceedings shall be conducted in the English language and the seat of the arbitration shall be New York City (United States of America). The arbitrators appointed in connection herewith shall be knowledgeable in the laws of the State of New York and fluent in the English language.

          (b) All submissions and awards in relation to arbitration under this Agreement shall be made in English, and all arbitration proceedings and all pleadings shall be in English. Witnesses not fluent in English may give evidence in their native tongue (with appropriate translation). Original documents in a language other than English shall be submitted as evidence in English translation accompanied by the original or true copy thereof.

          (c) The procedural rules governing arbitration hereunder shall be established by the arbitrators; provided that (1) each party may call upon the other party to supply the arbitrators with documents in such other party's control relevant to the dispute; (2) each party shall be entitled to present the oral testimony of witnesses as to fact and expert witnesses; (3) each party shall be entitled to question directly any witnesses who present testimony to the arbitrators; and (4) at the request of any party, a written transcript in English shall be made of each hearing before the arbitrators and shall be furnished to the parties. The arbitrators may, at the request of any party, order provisional or conservatory measures; provided that to the extent necessary to prevent irreparable damage any party may petition any court of competent jurisdiction for a preliminary injunction, temporary restraining order or other interim equitable relief pending the appointment of the arbitrators in accordance with Section 8.10(a) and action by the arbitrators upon any request for provisional or conservatory measures.

          (d) Each party participating in such arbitration shall pay its own legal fees and expenses incurred in connection with the arbitration and the expense of any witness produced by it. The cost of any stenographic record and all transcripts thereof shall be pro-rated equally among all parties ordering copies and shall be paid by the parties directly to the reporting agency. All other expenses of the arbitration, including required traveling and other expenses and fees of the arbitrators and the expenses of any witness or the cost of any proof produced at the request of the arbitrators, shall be borne as determined by the arbitrators.

          (e) Any award shall be final and not subject to appeal and the parties waive all rights to challenge any award of the arbitrators under this Section
8.10. Any award may be entered or presented by any of the parties for enforcement in any court of competent jurisdiction sitting in New York, New York, and the parties hereby consent to the jurisdiction of such court solely for purposes of enforcement of any award. Each party further agrees that service of any process, summons, notice or document in the manner provided for notices in Section 8.05 shall be effective service for purposes of any such enforcement action.

          SECTION 8.11. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of law principles of such State, except to the extent that the internal governance of the Company is governed by the laws of Luxembourg or the internal governance of any subsidiary of the Company is governed by the laws of the jurisdiction in which such subsidiary is organized, in which case the laws of Luxembourg or such jurisdiction, as the case may be, shall apply to such matter of internal governance.



            [the remainder of this page is intentionally left blank]

          IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

                                   QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME,

                                     by /s/ Agustin Garcia Mansilla
                                        -----------------------------------

                                     by /s/ Jacques-Louis de Montalembert
                                        -----------------------------------


                                   COMPANHIA DE BEBIDAS DAS
                                   AMERICAS-AMBEV,

                                     by /s/ Magim Rodriguez Junior
                                        -----------------------------------

                                     by /s/ Luis Felipe Pereira Dutra Leite
                                            -------------------------------

                                   BEVERAGE ASSOCIATES (BAC) CORP.,

                                     by /s/ C. Baillet
                                        -----------------------------------

                                                                      SCHEDULE I



                      First Threshold Protective Provisions



(a) Operating Issues:

(i) approval of annual operating and capital budgets and any amendments and deviations therefrom, exceeding US$5,000,000 in the case of expense items or US$15,000,000 in the case of balance sheet items;

(ii) approval of capital expenditures or lease commitments exceeding US$15,000,000, which were not included in the budget previously approved;

(iii) entering into any material and/or multi-year contracts or other commitments exceeding US$5,000,000 in the aggregate, including, without limitation, licensing of trademarks or technology;

(iv) entering into any business outside of beverages or outside South America;
and

(v) increases or decreases in product pricing (x) of more than 5% on a cumulative basis, monitored on a monthly basis, if the annual inflation rate in Argentina is up to 15% and (y) of more than 5% on a cumulative basis in real terms (i.e., adjusted for inflation), monitored on a monthly basis, if the annual inflation rate in Argentina is higher than 15%.

(vi) approval of annual operating targets referred to in Section 4.08.

(b) Management Compensation:

Changes in senior management overall compensation and variable compensation policy of the Company, it being contemplated that the Company's and its subsidiaries' compensation scheme will be gradually adapted to AmBev's compensation scheme in terms of base salary, bonus and stock ownership plan(s), during a period of 5 years.

(c) Capital Structure:

(i) issuances, repurchases and any reduction in the number of outstanding shares, options, warrants or rights to acquire shares in (x) the Company or (y) the Company's subsidiaries when such issuance, repurchase or reduction is not contemplated by the approved budget, in the case of the Company's subsidiaries in excess of US$15,000,000 in the aggregate per year or US$ 5,000,000 in any instance;

(ii) the incurrence of debt or guarantees that would on a pro forma basis result in net debt to EBITDA ratio to exceed 2.5x and EBITDA to interest expense ratio to be lower than 5.0x, provided that in the event of a material acquisition, these ratios will be adjusted for a period of time after such acquisition as approved by the Company Board to 5.0x for the net debt to EBITDA ratio and 2.5x for the EBITDA to interest expense ratio;

(iii) the granting of liens or mortgages in excess of US$15,000,000;

(iv) changes in dividend policy or shareholders' distribution policy; and

(v) delisting of the Company.

(d) Mergers and Acquisitions:

(i) merger or sale of the Company or any significant subsidiary;

(ii) any material asset sales or spin-offs exceeding US$15,000,000; and

(iii) material acquisitions of businesses or assets located in Argentina, Paraguay, Uruguay or Bolivia, which were not contemplated in the budget previously approved.

(e) Other Consent Rights:

(i) transactions with either AmBev, or the Company's or AmBev's affiliates, other than transactions on an arms'-length basis;

(ii) change of the external auditors;

(iii) any material changes in accounting principles or policies;

(iv) institution of litigation and similar proceedings outside of the ordinary course of business and waivers of material rights or settlement of litigation outside of the ordinary course of business;

v) changes in the charter or by-laws of the Company or its significant subsidiaries; and

(vi) filing for bankruptcy, liquidation or dissolution of the Company or any of its significant subsidiaries.

                                                                     SCHEDULE II



                     Second Threshold Protective Provisions



(a) delisting of the Company;

(b) filing for bankruptcy, liquidation or dissolution of the Company or any of its significant subsidiaries;

(c) transactions with either AmBev, or the Company's or AmBev's affiliates, outside the ordinary course of business or other than on an arms'-length basis;

(d) any material changes in accounting principles or policies that would have an adverse effect on any component of the valuation formulas in Schedule 1.04 of the Stock Purchase Agreement;

(e) changes in the charter or by-laws of the Company that would have an adverse effect on BAC's rights under this Agreement;

(f) the incurrence of debt or guarantees that would on a pro forma basis result in net debt to EBITDA ratio to exceed 2.5x and EBITDA to interest expense ratio to be lower than 5.0x, provided that in the event of a material acquisition, these ratios will be adjusted for a period of time after such acquisition as approved by the Company Board to 5.0x for the net debt to EBITDA ratio and 2.5x for the EBITDA to interest expense ratio;

(g) acquisitions and divestitures outside the beverage industry;

(h) change of the external auditors to any firm other than an internationally recognized public accounting firm; and

(i) changes in dividend policy or shareholders' distribution policy.

                                                                    SCHEDULE III



                      Third Threshold Protective Provisions



(a) delisting of the Company;

(b) filing for bankruptcy, liquidation or dissolution of the Company or any of its significant subsidiaries;

(c) transactions with either AmBev, or the Company's or AmBev's affiliates, outside the ordinary course of business or other than on an arms'-length basis;

(d) any material changes in accounting principles or policies that would have an adverse effect on any component of the valuation formulas in Schedule 1.04 of the Stock Purchase Agreement; and

(e) changes in the charter or by-laws of the Company that would have an adverse effect on BAC's rights under this Agreement.